Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated March 12, 2026

Relating to Preliminary Prospectus Supplement dated March 12, 2026 and

Prospectus dated November 8, 2024

Registration No. 333-283109; 811-22432

Oxford Lane Capital Corp.

8.25% Term Preferred Stock Due 2031

Final Pricing Term Sheet
March 12, 2026

The following sets forth the final terms of the 8.25% Term Preferred Stock and should only be read together with the preliminary prospectus supplement dated March 12, 2026, together with the accompanying prospectus dated November 8, 2024, relating to the Shares (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Oxford Lane Capital Corp.

Title of the Securities:	8.25% Term Preferred Stock (the “Shares”)

Number of Shares Being Offered:	2,400,000 Shares

Settlement and Delivery Date**:	March 20, 2026 (T+5)

Term Redemption Date:	March 20, 2031

Rating:	Egan-Jones Ratings Company: BBB

Option to Purchase Additional Shares:	Up to an additional 360,000 Shares within 30 days

Initial Public Offering Price:	$25.00 per Share

Underwriting Discount:	$0.78125 per Share; $1,875,000 (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses:	$24.21875 per Share; $58,125,000 total (assuming the over-allotment option is not exercised)

Dividend Rate:	8.25% per annum of the $25.00 liquidation preference ($2.0625 per Share)

Day Count:	30/360

Date Dividends Start Accruing:	March 20, 2026

Dividend Payment Dates:	Last business day of each month, when, and if declared by the Board of Directors out of funds legally available for payment, beginning April 30, 2026.

Dividend Periods:	The initial dividend period will be the period from and including March 20, 2026, to, and including, the initial dividend payment date (April 30, 2026), and monthly thereafter.

Dividend Record Dates	The date designated by the Board of Directors that is not less than 10, nor more than 20, calendar days prior to the applicable payment date.

Optional Redemption:	The Shares may be redeemed in whole or in part at any time or from time to time at Issuer’s option on or after March 20, 2028 upon not less than 30 days nor more than 45 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the Liquidation Preference of the Shares to be redeemed plus accrued and unpaid dividend payments otherwise payable thereon for the then-current monthly dividend period accrued to the date fixed for redemption.

Listing:	The Shares are listed on the NASDAQ Global Select Market, within 30 days of the original issue date.

CUSIP / ISIN:	691543 839/US6915438393

Joint Book-Running Managers:	Lucid Capital Markets, LLC Piper Sandler & Co

Lead Managers:	Clear Street LLC InspereX LLC William Blair & Company L.L.C.

Co-Manager	Wedbush Securities Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Shares prior to the business day before the delivery of the Shares will be required, by virtue of the fact that the Shares initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Shares who wish to trade the Shares prior to one business day before the date of delivery should consult their own advisor.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. This pricing term sheet, the Preliminary Prospectus and the pricing press release are not offers to sell or the solicitation of offers to buy, nor will there be any sale of the Shares referred to in this pricing term sheet, in any jurisdiction where such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

A shelf registration statement relating to these securities is on file with the U.S. Securities and Exchange Commission and is effective. The offering may be made only by means of a prospectus and a related preliminary prospectus supplement, copies of which may be obtained from Lucid Capital Markets, LLC, 570 Lexington Avenue, 40th Floor, New York, NY 10022 or 1-646-362-0256, or from Piper Sandler & Co., Attn: Debt Capital Markets, 1251 Avenue of the Americas, 6th Floor, New York, NY 10020 or by e-mailing fsg-dcm@psc.com.

Investors are advised to carefully consider the investment objective, risks and charges and expenses of the Company before investing. The preliminary prospectus supplement, dated March 12, 2026, and the accompanying prospectus, dated November 8, 2024, each of which has been filed with the Securities and Exchange Commission, contain a description of these matters and other important information about the Company and should be read carefully before investing.